UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒    ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to __________________.

Commission File Number:        000-21531

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

United Natural Foods, Inc. Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
United Natural Foods, Inc.
313 Iron Horse Way
Providence, Rhode Island 02908

REQUIRED INFORMATION

I.    Financial Statements

The United Natural Foods, Inc. Retirement Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA, as permitted by Item 4 of Form 11-K:

Note: Additional supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are either not applicable or the information required therein has been included in the financial statements or notes thereto.

II.    Exhibits

23     Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants
United Natural Foods, Inc. Retirement Plan:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the United Natural Foods, Inc. Retirement Plan (the “Plan”) as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The supplemental information in the accompanying schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 2001.

Providence, Rhode Island
June 26, 2019

UNITED NATURAL FOODS, INC. RETIREMENT PLAN

Statements of Net Assets Available for Benefits
December 31, 2018 and 2017

	2018	2017
Assets:
Investments at fair value:
Mutual funds	$259,850,205	$263,264,988
Common collective trusts	16,849,527	16,545,146
United Natural Foods, Inc. common stock	10,755,677	48,798,088
Total investments at fair value	287,455,409	328,608,222

Receivables:
Notes receivable from participants	11,445,130	11,046,188
Other receivables	510	—
Total receivables	11,445,640	11,046,188
Total assets	$298,901,049	$339,654,410

Liabilities:
Excess contributions payable	$161,305	$—
Total liabilities	161,305	—
Net assets available for benefits	$298,739,744	$339,654,410

See accompanying notes to financial statements

UNITED NATURAL FOODS, INC. RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2018 and 2017

	2018	2017
Investment income:
Interest and dividends	$10,066,574	$7,482,540
Net (depreciation) appreciation in fair value of investments	(62,299,274)	33,234,091
Total investment (losses) gains	(52,232,700)	40,716,631

Interest income on notes receivable from participants	536,517	466,271

Contributions:
Employee contributions	28,630,347	25,209,464
Employer contributions	10,597,878	10,113,944
Rollover contributions	4,624,791	3,425,144
Total contributions	43,853,016	38,748,552
Total (reductions) additions	(7,843,167)	79,931,454

Deductions from net assets attributed to:
Benefits paid directly to participants	32,510,167	31,133,791
Deemed distributions of participant loans	17,790	4,223
Administrative expenses	543,542	219,553
Total deductions	33,071,499	31,357,567
Net (decrease) increase	(40,914,666)	48,573,887

Net assets available for benefits, beginning of plan year	339,654,410	291,080,523
Net assets available for benefits, end of plan year	$298,739,744	$339,654,410

See accompanying notes to financial statements

UNITED NATURAL FOODS, INC. RETIREMENT PLAN
Notes to Financial Statements
Years Ended December 31, 2018 and 2017

1. Plan Description

The following description of the United Natural Foods, Inc. Retirement Plan (the “Plan”) provides only general information. Participants should refer to the plan document, including the adoption agreement, for a more complete description of the Plan’s provisions.

(a)	General
The Plan is a defined contribution plan providing retirement benefits for all eligible employees of United Natural Foods, Inc. and its subsidiaries (the “Company” or “Plan Administrator”). On October 22, 2018, the Company acquired all of the outstanding equity securities of SUPERVALU INC. (“Supervalu”). As of December 31, 2018, Supervalu employees were not eligible to participate in the Plan. Substantially all other employees who have completed a thirty day service period are eligible to participate in the Plan. The Plan is governed by the Plan Sponsor Committee, who has established the Plan’s Investment Committee with discretionary authority over and duties with respect to the investment of the Plan’s assets. The Plan Sponsor Committee assigned the Plan’s Administrative Committee with discretionary authority over and duties with respect to the administration of the Plan, excluding for the investments of the Plan’s assets.

The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

(b)	Contributions
Each year, participants may contribute up to 75% of their eligible pretax compensation, as defined by the Plan, subject to limitations established by the Internal Revenue Code. Participants may also elect to contribute up to 100% of their bonus pay or profit sharing bonus, pay out subject to overall company performance.

The Company may elect to make discretionary matching contributions or non-elective contributions to the Plan. During the years ended December 31, 2018 and 2017, the Company matched 50% of the first 8% of eligible compensation that a participant contributed to the Plan. Company contributions totaled $10,597,878 and $10,113,944 for the years ended December 31, 2018 and 2017, respectively. The Plan also permits participants to make catch-up contributions and rollover contributions. Catch-up contributions and rollover contributions are not eligible for Company matching contributions.

(c)	Participant Accounts
The Plan utilizes Fidelity Management Trust Company (“Fidelity”) as its record keeper and maintains an account in the name of each participant to which each participant’s contributions, the Company’s contributions for such participant, and the participant’s share of the net earnings, losses and expenses, if any, of the various investments are recorded. Allocations are generally based on participants’ eligible compensation or account balances, as defined by the Plan. The earnings on the assets held in each of the investments and all proceeds from the sale of such assets are held and reinvested in the respective investments.

Participants may rollover contributions of before-tax dollars from a prior employer’s eligible retirement plan, as defined in the Plan, or an Individual Retirement Account, into their plan accounts. Rollovers must be made within the time limits prescribed by the Internal Revenue Service (“IRS”). Rollover contributions totaled $4,624,791 and $3,425,144 for the years ended December 31, 2018 and 2017, respectively.

(d)	Vesting
Participants are immediately fully vested in their contributions transferred from previous employers’ plans, employee pretax contributions and any earnings thereon. Vesting in the Company’s contribution portion of a participant’s account (whether through matching or non-elective contributions), plus any earnings thereon, is generally based on years of continuous service. A participant is 100% vested in such contributions after four years of credited service, with 25% vesting each year. Participants earn one year of service for each twelve months of service completed with the Company. Participants also become fully vested in the Company’s contributions regardless of years of service at age 59 or upon death or permanent and total disability.

(e)	Notes Receivable from Participants
Participants (other than eligible employees who have made rollover contributions to the Plan but are not yet active participants) may borrow from their investment accounts. Loans are secured by the vested portion of a participant’s account balance, with a $1,000 minimum principal amount for each loan and a maximum principal amount that cannot exceed the lesser of $50,000 or 50% of the participant’s vested account balance. The loans have a maximum term of five years (except for loans used to purchase principal residences), but become immediately payable upon death, termination, or disability. The loans bear interest at rates that range from 4.00% to 9.50%, which are commensurate with prevailing rates as determined by the Plan Administrator at the date of the loan. Principal and interest are paid ratably through automatic payroll deductions.

(f)	Distribution of Benefits
Participants (or, in the event of a participant’s death, their beneficiary) may request a distribution of all or part of the value in their accounts in accordance with the terms and conditions of the Plan upon retirement, termination of service, disability, or death. In addition, participants who have attained age 59 ½ may elect to withdraw all or a portion of their vested accounts while they are still employed by the Company. Participants with account balances greater than $1,000 may defer receipt of their distributions until they are required by law to receive minimum required distributions. Distributions made to individuals who have not attained the age of 59 ½ may be subject to a 10% early distribution penalty.

Benefit payments may be made in a lump-sum distribution or in installments. The participant or beneficiary is entitled to select the manner in which benefit payments are received subject to the terms of the Plan. If the participant’s vested account balance is $1,000 or less, payment must be made in a lump-sum distribution.

Withdrawals for financial hardship are permitted provided they meet regulations prescribed by the IRS and are for a severe and immediate financial need. The participant must have exhausted all other assets reasonably available, including obtaining a loan from the Plan and any other qualified plan maintained by the Company, prior to obtaining the hardship withdrawal.

(g)	Forfeited Amounts
At December 31, 2018 and 2017, the balance of non-vested forfeited accounts totaled $189,179 and $461,226, respectively. These account balances are used to reduce future employer contributions. During the years ended December 31, 2018 and 2017, forfeited amounts totaling $463,973 and $16,442, respectively, were used to reduce employer contributions.

2. Summary of Significant Accounting Policies

(a)	Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”).

(b)	Payments of Benefits
Benefits are recorded when paid.

(c)	Valuation of Investments
The Plan’s investments are stated at fair value. Shares of registered investment companies and United Natural Foods, Inc. common stock are valued at quoted market prices in active markets. Money market funds are valued at cost which approximates fair value. See Note 3 for further discussion of the methods used to determine the fair value of investments held by the Plan.

The Fidelity Managed Income Portfolio and the Wells Fargo Stable Value Fund investment options are common collective trusts that are invested in guaranteed investment contracts deemed to be fully benefit-responsive within the meaning of Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 962-325, Defined Contribution Pension Plans - Investments (Other) and are recorded at fair value.

Purchases and sales of securities are recorded on a trade-date basis. Net appreciation in the fair value of investments includes both realized and unrealized gains and losses. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(d)	Valuation of Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses was recorded at December 31, 2018 or 2017. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced to zero and a benefit payment is recorded.

(e)	Administrative Expenses
Administrative expenses as reported on the financial statements include various fees charged to participants for transactions. All other administrative expenses, including legal and audit fees, are paid by the Company.

(f)	Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

(g)	Risks and Uncertainties
The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

(h)	Recently Issued Accounting Pronouncements
In August 2018, the Financial Accounting Standards Board issued accounting standard update 2018-13, “Fair Value Measurement: Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement,” (ASU 2018-13). The updated guidance improves fair value measurement disclosure requirements, and is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for any removed or modified disclosures. The Plan is currently assessing the timing of adopting the updated provisions. The effect of adopting this standard is not expected to be significant.

3. Fair Value Measurements

The Plan applies ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), which provides a framework for measuring fair value and specifies required disclosure about fair value measurements of assets and liabilities.

ASC 820 defines fair value as, “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”  Its objective is to provide a consistent definition of fair value which focuses on exit price and emphasizes the use of market-based inputs over entity-specific inputs. ASC 820 places a higher priority on the use of observable inputs over unobservable inputs. A fair value hierarchy based on inputs was developed to categorize assets into three levels:

Level 1:  Assets that have observable inputs that reflect quoted prices for identical assets or liabilities in active markets (NYSE, NASDAQ). Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

Level 2:  Assets that have inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the asset. Inputs are observable but do not solely rely on quoted market prices to establish fair value.

Level 3:  Assets with unobservable inputs. Unobservable inputs reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An asset’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for the Plan’s investments measured at fair value, including the general classification of such investments pursuant to the valuation hierarchy.

Common Stock
As of December 31, 2018 and December 31, 2017, the Company’s common stock (“UNFI Common Stock”) was valued at the closing price reported on the NASDAQ Global Select Market and is therefore, presented as a Level 1 asset. Beginning on January 2, 2019, UNFI Common Stock began trading on the New York Stock Exchange.

Mutual Funds
Mutual funds within the Plan are classified as Level 1 assets and are valued at the published closing price in active markets.

Common Collective Trusts
The guaranteed investment contracts (or “GIC”) are comprised of wrapper contracts and underlying investments. The fair value of the wrapper contracts represent the difference between the replacement cost and actual cost of the contracts and are calculated using a discounted cash flow model, which considers recent fee bids as determined by recognized dealers, an appropriate discount rate and the duration of the underlying portfolio securities. These inputs are considered unobservable inputs in that they reflect the Plan’s own assumptions about the inputs that market participants would use in pricing the asset or liability and therefore would be considered Level 3 assets. The Plan believes that this is the best information available for use in the fair value measurement. The underlying assets are commingled funds which are valued using the Net Asset Value (or “NAV”) which is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market as defined above under “Mutual Funds”, and are therefore classified as Level 2 assets. As the fair market value of the wrapper contracts represent an insignificant amount of the total value of the Common Collective Trusts, they have been shown combined as a Level 2 asset.

Below are the Plan’s investments carried at fair value on a recurring basis classified by the ASC 820 fair value hierarchy levels as of December 31, 2018 and 2017:

	December 31, 2018
	Level 1	Level 2	Level 3	Total
UNFI Common Stock	$10,755,677	$—	$—	$10,755,677
Mutual Funds
Balanced Funds	196,297,638	—	—	196,297,638
Domestic Funds	52,838,334	—	—	52,838,334
Bond Funds	10,714,233	—	—	10,714,233
Common Collective Trust	—	16,849,527	—	16,849,527
Totals	$270,605,882	$16,849,527	$—	$287,455,409

	December 31, 2017
	Level 1	Level 2	Level 3	Total
UNFI Common Stock	$48,798,088	$—	$—	$48,798,088
Mutual Funds
Balanced Funds	195,154,222	—	—	195,154,222
Domestic Funds	56,249,728	—	—	56,249,728
Bond Funds	11,861,038	—	—	11,861,038
Common Collective Trusts	—	16,545,146	—	16,545,146
Totals	$312,063,076	$16,545,146	$—	$328,608,222

4. Related Party Transactions (Party-In-Interest)

Certain Plan investments are shares of registered investment companies and common collective trusts managed by Fidelity. Fidelity is the trustee and custodian as defined by the Plan. Activities involving these funds qualify as party-in-interest transactions. In addition, at December 31, 2018 and 2017, the Plan held 1,015,550 and 990,384 shares of the Company’s $0.01 par value per share common stock, respectively.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions set forth in ERISA and the Internal Revenue Code. In the event of Plan termination, participants will become 100% vested in their accounts.

6. Income Tax Status

As of October 30, 2015, to reflect the merger of the Employee Stock Ownership Plan into the Plan, the Plan was amended and restated as an individually-designed plan. The Plan has not received a tax determination letter or a favorable tax ruling. The Plan Administrator maintains the Plan and intends to continue to operate the Plan in accordance with the applicable requirements of the IRS so that the Plan is qualified and the related trust is tax-exempt. In addition, the Plan Administrator intends to obtain an initial determination letter for the Plan. Therefore, no provision for income taxes has been recorded in these financial statements.

U.S. GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination. The Plan Administrator believes that there are no uncertain tax positions that would have a material impact on the financial statements of the Plan.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2018 and 2017:

	2018	2017
Net assets available for benefits per the financial statements	$298,739,744	$339,654,410
Excess contributions payable as of plan year end	161,305	—
Net assets available for benefits per Form 5500	$298,901,049	$339,654,410

The following is a reconciliation of employee contributions, total (reductions) additions, and total deductions per the financial statements to the Form 5500 for the years ended December 31, 2018 and 2017:

	2018	2017
Employee contributions per the financial statements	$28,630,347	$25,209,464
Excess contributions payable	161,305	—
Difference between prior year accrual and actual for excess contributions	(1,051)	14,650
Employee contributions per Form 5500	$28,790,601	$25,224,114

Total (reductions) additions per the financial statements	$(7,843,167)	$79,931,454
Items to reconcile employee contributions per the financial statements to employee contributions per the Form 5500	161,305	14,650
Total (loss) income per Form 5500	$(7,681,862)	$79,946,104

Total deductions per the financial statements	$33,071,499	$31,357,567
Excess (distributions) contributions paid during the current year	(1,051)	307,821
Total expenses per Form 5500	$33,070,448	$31,665,388

SUPPLEMENTAL SCHEDULE
UNITED NATURAL FOODS, INC. RETIREMENT PLAN

Schedule H, line 4i- Schedule of Assets (Held at End of Year)
December 31, 2018

	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value
(a)			(d) Cost
	Mutual funds:
	Vanguard	Target Retirement 2030 Fund	**	$34,742,242
	Vanguard	Target Retirement 2025 Fund	**	27,303,750
	Vanguard	Target Retirement 2035 Fund	**	23,844,168
*	Fidelity	500 Index Fund	**	21,785,341
	Vanguard	Target Retirement 2040 Fund	**	21,259,523
	Vanguard	Target Retirement 2020 Fund	**	21,092,651
*	Fidelity	Contrafund Fund	**	14,054,367
	Vanguard	Target Retirement 2045 Fund	**	13,434,497
	Vanguard	Target Retirement 2050 Fund	**	12,722,834
	Vanguard	Mid Cap Growth Fund	**	7,184,239
*	Fidelity	Extended Market Index Fund	**	7,119,070
*	Fidelity	International Discovery Fund	**	6,717,072
	Vanguard	Target Retirement 2055 Fund	**	6,168,158
	Columbia	High Yield Bond Fund	**	5,551,624
	Hartford	Small Company HLS IB Fund	**	5,134,556
	MetWest	Total Return Bond Fund	**	5,009,945
	Calvert	Investment Equity I Fund	**	4,495,312
*	Fidelity	Balanced Fund	**	4,375,841
	Vanguard	Target Retirement 2015 Fund	**	4,185,556
	AB Global	Discovery Value Fund	**	3,706,652
	Hartford	Value HLS IA Fund	**	3,413,164
	Vanguard	Target Retirement Income Fund	**	3,048,875
*	Fidelity	Government Income Fund	**	1,967,997
	Vanguard	Target Retirement 2060 Fund	**	1,330,075
	Vanguard	Federal Money Market Fund	**	152,664
	Vanguard	Target Retirement 2065 Fund	**	50,032
		Subtotal Mutual Funds		259,850,205
	Common Collective Trust
	Wells Fargo	Stable Value Fund	**	16,849,527
	Corporate Stock (including Employer stock)
*	UNFI	Common Stock	**	10,755,677
	Receivables:
*	Notes receivable from participants	Interest rates ranging from 4.00% to 9.50% and maturities from January 1, 2019 through March 2, 2033		11,445,130

		Total Assets (Held at End of Year)		$298,900,539

* Denotes party-in-interest
** Cost information is not required for participant-directed investments and, therefore, is not included.
See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Natural Foods, Inc. Retirement Plan

By:	United Natural Foods, Inc., as Plan Administrator

By:	/s/ Michael P. Zechmeister
Michael P. Zechmeister
Chief Financial Officer
(Duly Authorized Officer and Principal Financial Officer)

Date: June 26, 2019